UNITED MICROELECTRONICS CORPORATION

Mr. Kevin L. Vaughn, Accounting Branch Chief

Mr. Dennis Hult, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Form 20-F for Fiscal Year Ended December 31, 2013

Filed April 18, 2014

File No. 001-15128

Dear Mr. Vaughn and Mr. Hult:

Reference is made to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 29, 2014 regarding the Annual Report on Form 20-F for the fiscal year ended December 31, 2013 (the “Form 20-F”) of United Microelectronics Corporation (the “Company”).

For your convenience, we have included your comments in this response letter in bold italics form and keyed our response accordingly. Please see below for our responses to the Staff’s comments.

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Form 20-F for the Fiscal Year Ended December 31, 2013

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012, page 50

1.	We see you indicated your net operating revenues increased by 7% for the year ended December 31, 2013 and also indicated the increase was primarily due to an increase in shipments. In future filings, when individual line items disclosed in your statements of comprehensive income significantly fluctuate in comparison to the comparable prior period, please quantify and disclose the nature of each item that caused the significant change. For example, revise future filings to quantify each material factor, i.e. such as price changes and / or volume changes, separately disclose the effect on operations attributable to each factor causing the aggregate change from year to year and disclose the nature of or reason for each factor causing the aggregate change. With your revised future disclosures, please also discuss and quantify the underlying material causes of the factors described as well as the known or expected future impact of any referenced factors on other components of your operating results. Future filings should incorporate the above comment to all of the disclosures herein related to the analysis of your operating results, including operating expenses. For further guidance, please refer to Item 5.A of Form 20-F.

Response

The Company has respectfully noted the Staff’s comment. The Company confirms that it will disclose and quantify the material factors of each item that caused significant changes to the individual line items disclosed in the statements of comprehensive income and discuss the underlying material causes of the factors described to the extent possible. If practicable, the Company will also disclose the known or expected future impact of any referenced factors on other items in the statements of comprehensive income.

Notes to Consolidated Financial Statements, page F-9

Note 23 – Business Combinations, page F-90

2.	We see that on February 1, 2013 you acquired additional stocks of Ordinary shares, Series A-1, Series B and B-1 preferred shares representing 48.07% of Best Elite’s total outstanding shares from stockholders of Best Elite. We also see the acquisition increased your ownership interest in Best Elite from 35.03% to 83.10% and resulted in you obtaining control over Best Elite. We note that in connection with the acquisition you re-measured the fair value of your previously held equity interest in Best Elite’s shares and recorded a loss from disposal of investments of NT$987 million in fiscal 2013. In addition, we note you recorded a bargain purchase gain of NT$7,140 million in fiscal 2013, which you indicated was mainly attributed to your unique position to better utilize Best Elite’s assets, such as improving utilization, and the lack of liquidity of Best Elite’s shares. Please address the following in connection with the referenced transaction:

•	Explain to us in more detail how you determined the NT$7,140 million gain on acquisition;

•	Explain how and why you believed you would be able to better utilize Best Elite’s assets after you acquired control over such assets and tell us if you have been able to do so since February 2013;

•	Explain how the purchase price of the additional Best Elite shares you acquired in February 2013 was determined and why the lack of liquidity of Best Elite’s shares resulted in you acquiring the shares at a discount to the fair market value of its underlying net assets;

•	Explain the process you utilized to value the acquired assets and liabilities of Best Elite, including specifically how you determined the fair value of the property and equipment acquired;

•	Confirm you reassessed whether you correctly identified all of the Best Elite assets acquired and all of its liabilities assumed and that you reviewed the procedures used to measure the amounts IFRS 3 required you to recognize for the acquisition at February 1, 2013 as mandated by paragraph 36 of IFRS 3 and

•	Explain why your re-measurement of the fair value of your previously held equity interest in Best Elite’s shares resulted in the recognition of a loss from disposal of investments of NT$987 million. Please tell us how you determined the fair market value of your previously held equity interest in Best Elite’s shares in calculating the referenced loss as well as how you determined the referenced investment was not impaired at previous balance sheet dates. Finally, clarify how the fair market values used in calculating the referenced current year impairment were consistent with the fair market values utilized in connection with your recognition of the bargain purchase gain in fiscal 2013 upon obtaining control over Best Elite.

Response

•	Explain to us in more detail how you determined the NT$7,140 million gain on acquisition

The Company respectfully advises the Staff that the determination of the NT$7,140 million gain on acquisition was made in accordance with paragraph 34 of IFRS 3 which describes a bargain purchase to be a business combination in which the acquisition date amounts of the identifiable net assets acquired exceeds the sum of: (1) the value of consideration transferred; (2) the value of any non-controlling interest in the acquiree; and (3) the acquisition date fair value of the acquirer’s previously held equity interest in the acquiree, with the resulting gain recognized in the profit or loss on the acquisition date:

The acquisition-date fair value of the identifiable net assets acquired:

The Company determined the acquisition date fair value of Best Elite’s identifiable net assets acquired to be NT$17.3 billion. Please refer to a discussion of the process the Company utilized to value the acquired assets and liabilities of Best Elite below.

The value of consideration transferred:

The total cash purchase consideration for the additional Best Elite shares of NT$4.4 billion was the result of the negotiation between the Company and the selling shareholders based on the carrying amount of Best Elite’s net assets which was discounted with reference to the average price to book ratio of comparable companies with consideration for other factors, including the illiquidity of Best Elite shares, as further described below. The acquisition was approved by the Company’s board of directors in accordance with the Company’s internal control procedures and corporate governance structure.

The value of non-controlling interest in Best Elite:

The Company elected the option provided by paragraph 19 of IFRS 3 to measure the non-controlling interest in Best Elite at the present ownership instruments’ proportionate share in the recognised amounts of the acquiree’s net assets. The total value of non-controlling interest in Best Elite was determined to be approximately NT$2.8 billion as of the acquisition date.

The value of the previously held equity interest in Best Elite:

As further described below, the fair value of the Company’s previously held equity interest in Best Elite in the amount of NT$3.0 billion was determined with the assistance of an independent professional appraiser.

Based on the above, the Company calculated a bargain purchase gain of NT$7.1 billion as follows:

In NT$ million
Cash consideration	$4,360
Value of non-controlling interest	2,823
Value of previously held equity interest before acquisition	2,968

Subtotal	10,151
Fair value of the identified net assets	17,291

Gain from the bargain purchase	$(7,140)

•	Explain how and why you believed you would be able to better utilize Best Elite’s assets after you acquired control over such assets and tell us if you have been able to do so since February 2013

The Company respectfully advises the Staff that while Best Elite manufactured products up to 180nm in a sole 8-inch facility, UMC has been developing 28nm technology and providing services with six 8-inch and two 12-inch fabrication plants located in Taiwan and Singapore. With its advanced technologies, a broad IP portfolio, system knowledge, advanced manufacturing processes and economies of scale in wafer capacity, the Company believes that it is able to better utilize Best Elite’s assets by integrating operating resources, increasing service quality and strengthening its competitiveness resulting in better operational productivity and line yields for Best Elite. After the Company acquired control over Best Elite in February 2013, Best Elite’s operational efficiency improved by integrating the Company’s advanced technologies and manufacturing platforms as well as leveraging group purchasing power and other resources, which led Best Elite’s operating revenue, capacity utilization, gross profit and operating income increasing 13.2%, 19.1%, 47.9% and 162.0%, respectively, in 2013 compared with 2012.

•	Explain how the purchase price of the additional Best Elite shares you acquired in February 2013 was determined and why the lack of liquidity of Best Elite’s shares resulted in you acquiring the shares at a discount to the fair market value of its underlying net assets

The Company respectfully advises the Staff that the purchase price of the additional Best Elite shares that the Company acquired in February 2013 was the result of the further negotiation with the selling shareholders after the Company became a 35.03% stockholder of Best Elite. The value of Best Elite was evaluated by the common commercial practices: Enterprise Value to LTM revenue, Enterprise Value to EBITDA and Price to Book value of its global peers. The method of Price to Book was adopted and a discount to the average ratio of public comparable companies, such as Vanguard International Semiconductor Corporation and Semiconductor Manufacturing International Corporation, was applied due to the fact that Best Elite is not publicly traded. Furthermore, the semiconductor industry, including the foundry sector, is highly regulated and subsidized in many countries, including the People’s Republic of China; therefore, investors may avoid going through the liquidation process because it is expected to be time consuming due to the government’s verification and approval procedures. Therefore, given these limitations placed on the selling shareholders, the purchase price negotiated as described above was comparable to the business enterprise value adjusted for a lack of marketability discount within industry range.

•	Explain the process you utilized to value the acquired assets and liabilities of Best Elite, including specifically how you determined the fair value of the property and equipment acquired

The Company respectfully advises the Staff that in accordance with paragraph 18 of IFRS 3, the Company conducted the purchase price allocation exercise by measuring the identifiable assets acquired and the liabilities assumed at their acquisition-date fair values. The fair values of the identifiable assets acquired and the liabilities assumed of Best Elite were evaluated by the Company with the assistance of an independent professional appraiser. The valuation approach and results are summarized as follows:

Property, plant and equipment:

For machinery and equipment, the cost approach was adopted in the valuation analysis. Price information of similar equipment from vendors or manufacturers were either used directly as the cost of replacement or as a reference point for the trending method model. Any deferred maintenance, physical wear and tear, lack of utility, economic or functional obsolescence or other observable conditions were also noted and made part of the judgment in arriving at the value. For buildings, the gross replacement cost of the property was estimated with appropriate deductions arising from age, condition, economic or functional obsolescence, etc.

Intangible assets:

The Company interviewed Best Elite’s management to identify and measure those intangible assets which are separately identified, controllable, and with future economic benefits. After assessing the definition of an intangible asset, developed technology, customer relationships and order backlog were identified using the Multi-Period Excess Earnings Method (“MPEEM”), under which the valuation of the separately identified intangible assets were based on the present value of the incremental future cash flows generated by these assets. Since the majority of future cash flows were considered attributable to property, plant and equipment, the incremental cash flows contributed by the identified intangible assets were minimal; therefore, causing their valuation to be near zero. We determined the fair value of software and patents to approximate their carrying amounts using the cost approach or the market approach, which is commonly used in the valuation of intangibles.

Other assets and liabilities:

The fair values of the other assets and liabilities (excluding land use rights), including cash and cash equivalents, receivables, inventories, prepayments, deposits-out, payables and other current assets and liabilities, were approximated at their carrying amounts due to their high liquidity and short-term nature. For land use rights, the fair value was developed using direct comparison approach making reference to recent comparable sales in the area for each land use right.

•	Confirm you reassessed whether you correctly identified all of the Best Elite assets acquired and all of its liabilities assumed and that you reviewed the procedures used to measure the amounts IFRS 3 required you to recognize for the acquisition at February 1, 2013 as mandated by paragraph 36 of IFRS 3

The Company respectfully advises the Staff that prior to recognizing the bargain purchase gain, the Company performed a reassessment to confirm that all of the assets acquired and liabilities assumed were correctly identified and the measurement used to determine a bargain purchase gain reflected all available information for the acquisition at February 1, 2013.

•	Explain why your re-measurement of the fair value of your previously held equity interest in Best Elite’s shares resulted in the recognition of a loss from disposal of investments of NT$987 million. Please tell us how you determined the fair market value of your previously held equity interest in Best Elite’s shares in calculating the referenced loss as well as how you determined the referenced investment was not impaired at previous balance sheet dates. Finally, clarify how the fair market values used in calculating the referenced current year impairment were consistent with the fair market values utilized in connection with your recognition of the bargain purchase gain in fiscal 2013 upon obtaining control over Best Elite.

The Company respectfully advises the Staff that according to paragraph 42 of IFRS 3, in a business combination achieved in stages, the acquirer shall remeasure its previously held equity interest in the acquiree at its acquisition-date fair value and recognize the resulting gain or loss, if any, in profit or loss.

Loss from disposal of previously held equity interest was calculated as follows:

In NT$ million
Original acquisition cost of previously held equity interest	$3,049
Add:
Share of comprehensive income of Best Elite recognized before February 2013 (Note)	906

Carrying amount of previously held equity interest as of February 1, 2013	3,955
Less:
Fair value of the previously held interests as of February 1, 2013	2,968

Loss from disposal	$987

Note: Including recognized share of investment income of Best Elite and exchange difference arising from translation of Best Elite whose functional currency is different from the Company.

The Company recognized a loss on the remeasurement of its pre-existing interest upon obtaining control of Best Elite as the carrying amount of its previously held equity interest had increased through the recognition of investment income and exchange differences since December 2011 as if the Company had directly disposed of the previously held equity interest.

The fair value of the Company’s previously held equity interest in Best Elite in the amount of NT$3.0 billion was determined based on the purchase price which the Company’s management evaluated with the assistance of an independent professional appraiser to be within the range of fair value using a combined valuation result of both of the income approach and the market approach reflecting the expectation of the Company’s management with respect to Best Elite’s future operating and financial conditions, including the consideration for competition as well as the expectation of a similar entity’s value in the foundry industry by reasonable investors. Since the Company did not have control and was not able to direct and manage Best Elite’s assets and operations prior to the acquisition of Best Elite in February 2013, a control premium discount on the purchase price of Best Elite’s shares acquired in February 2013 was considered when measuring the fair value of the previously-held equity interest. To determine the discount, the Company mainly referred to recent business combination transactions which were conducted to expand production capacity for existing products in order to expand market share in the Greater China region. Therefore, the fair value used in calculating the current year loss on the re-measurement of the previously held equity interest was consistent with the fair market value utilized in connection with the recognition of the bargain purchase gain in fiscal 2013 upon obtaining control over Best Elite.

Since the consolidated financial statements for the fiscal year ended December 31, 2013 were the first consolidated financial statements prepared by the Company in accordance with IFRS as issued by the IASB, the Company elected not to apply the requirements in IFRS 3, retrospectively to business combinations and acquisitions of investments in associates that occurred prior to the date of transition, January 1, 2012. The Company considered the carrying amount of Best Elite as of January 1, 2012 approximated fair value as the acquisition of the 35.03% interest in Best Elite was recognized in December 2011, less than one month before the transition date.

As of December 31, 2012, Best Elite did not have significant financial difficulty, a breach of contract, a concession that the lender would not otherwise consider, became probable to enter bankruptcy or other financial reorganization, disappearance of an active market because of financial difficulties, or observable data indicating there is a measureable decrease in the estimated future cash flows. Furthermore, the Company considered whether or not there was any objective evidence of impairment, including information about significant changes with adverse effect that have taken place in the technological, market, economic or legal environment in which Best Elite operates. However, considering the recognition a disposal loss from remeasurement of previously held equity interest, the Company completed the impairment test according to IAS 36. The Company concluded it was not impaired as of the balance sheet date because the recovery amount, which was determined by value-in-use, was higher than its carrying amount and fair value (i.e., the purchase price in February 2013).

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In connection with responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or wish to discuss the foregoing, please contact the undersigned by telephone at +886- 2-2658-9168.

Sincerely,
/s/ Chitung Liu

Chitung Liu
Chief Financial Officer